SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the 21st day of October, 2022.

AMONG:

> **CLIFFORD STARKE**
>
> -and-
>
> **BTF INVESTMENTS INC.**
>
> -and-
>
> **HAMPSTEAD PRIVATE CAPITAL LTD.**
>
> -and-
>
> **YT RESEARCH INC.** (collectively, the "**Shareholders**")
>
> -and-
>
> **FLORA GROWTH CORP.** (the "**Acquiror**")

WHEREAS the Shareholders are the registered and beneficial owners, directly or indirectly, of the common shares (the "**Common Shares**") in the authorized share structure of Franchise Global Health Inc. (the "**Company**") and other convertible securities of the Company (if any) listed on Schedule "A" hereto (collectively, the "**Subject Securities**");

AND WHEREAS the Acquiror and the Company have entered into an arrangement agreement (the "**Arrangement Agreement**") concurrently with the entering into of this support and voting agreement (the "**Agreement**");

AND WHEREAS the Arrangement Agreement provides that, among other things, the Acquiror will acquire all of the issued and outstanding Common Shares in exchange for common shares of the Acquiror (the "**Flora Shares**");

AND WHEREAS the Shareholders acknowledge that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholders;

NOW THEREFORE in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1.
INTERPRETATION

Section 1.1   Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2.
COVENANTS OF THE SHAREHOLDERS

Section 2.1   General

Each of the Shareholders hereby, jointly and severally with each of the other Shareholders, covenant and agree in favour of the Acquiror that, from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement in accordance with Article 6, except as permitted by this Agreement:

(a) at the Company Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities and any other Common Shares which it may then beneficially own (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b) at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities and any other Common Shares which it may then beneficially own against any (i) Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement, or (ii) action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or the Shareholder in this Agreement;

(c) as soon as practicable following the mailing of the Company Circular and in any event no later than ten Business Days prior to the date of the Company Meeting, the Shareholder shall deliver or cause to be delivered to the Company, with a copy to the Acquiror concurrently, a duly executed proxy or proxies directing those individuals as may be designated by the Company in the Company Circular to vote (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of transactions contemplated by the Arrangement Agreement, and each such proxy or proxies shall not be revoked without the written consent of the Acquiror;

(d)   in the event that any transaction (other than the Arrangement) is presented for approval of, or acceptance by, the Company, whether or not it may be recommended by the board of directors of the Company, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities or any other Common Shares which it may then beneficially own, and the Shareholder will, if requested by the Acquiror, publicly affirm his, her or its commitment to vote in favour of the Arrangement;

(e)   the Shareholder shall not, directly or indirectly, or, if applicable, through any officer, director, employee, representative or agent of the Shareholder or the Company:

  (i)   solicit, assist, knowingly initiate, encourage or facilitate (including, without limitation, by way of furnishing non-public information, entering into any form of written or oral agreement, arrangement or understanding or soliciting proxies) any inquiries, proposals or offers regarding an Acquisition Proposal;

  (ii)   engage in or facilitate any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal;

  (iii)   assist any Person in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the Acquiror or the Company in connection with the transactions contemplated by the Arrangement Agreement;

  (iv)   approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal;

  (v)   withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement;

  (vi)   influence the board of directors of the Company to withdraw or modify in a manner adverse to the Acquiror, its approval of the transactions contemplated in the Arrangement Agreement;

  (vii)   accept or enter, or propose publicly to accept or enter, into any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal;

  (viii)   join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal; or

  (ix)   cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(f)   the Shareholder shall immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of this Agreement with any person (other than the Acquiror and its affiliates) by the Shareholder or, if applicable, any of the officers, directors, employees, representatives or agents of the Shareholder with respect to any potential Acquisition Proposal, whether or not initiated by Shareholder or any of the officers, directors, employees, representatives or agents of the Shareholder;

(g) the Shareholder shall promptly notify the Acquiror, at first orally and then in writing within 24 hours, of any Acquisition Proposal received by the Shareholder after the date hereof, any approach made by a third party to the Shareholder regarding a potential Acquisition Proposal or any request received by the Shareholder after the date hereof for non-public information relating to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions (including but not limited to the purchase price, break fee, closing conditions and any other material terms and conditions) of any proposal received by the Shareholder and provide such details of the proposal, enquiry or contact as the Acquiror may reasonably request, including the identity of the person making such proposal, inquiry or contact;

(h) the Shareholder shall not release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which the Shareholder and any such third party are parties;

(i) the Shareholder shall not directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey, encumber or dispose of (each, a "**Transfer**"), or enter into any agreement, commitment, understanding, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

(j) the Shareholder shall not take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in this Agreement untrue or incorrect in any material respect or might reasonably be regarded, individually or in the aggregate, as likely to reduce the success of, or delay or interfere with, the completion of the transactions contemplated by the Arrangement Agreement;

(k) the Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Company Meeting in connection therewith;

(l) the Shareholder shall promptly notify the Acquiror of the amount of any debt or equity securities or other interests in the Company acquired by the Shareholder, or any associate or affiliate of the Shareholder, after the date hereof. Any such securities or other interests, including any such securities issued to any associate or affiliate of the Shareholder, shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be included in the definition of "Subject Securities." Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the securities of the Company, the number of securities constituting Subject Securities shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any securities of the Company issued to the Shareholder in connection therewith; and

(m) the Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action necessary or as the Acquiror may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Arrangement Agreement.

Section 2.2   Breach

Each of the Shareholders shall promptly advise the Acquiror, at first orally and then in writing within 24 hours, of any development that causes, or that would reasonably be expected to cause, a breach by a Shareholder of any representation, warranty, covenant or agreement contained in this Agreement.

ARTICLE 3.
COVENANTS OF THE ACQUIROR

Section 3.1   Acquiror Board Nominations

The Acquiror hereby agrees that, prior to the Effective Time, it shall increase the size of the board of directors of the Acquiror (the "**Acquiror Board**") and cause the appointment (conditional upon the occurrence of the Effective Time) of two nominees specified in writing by Clifford Starke who are qualified pursuant to the *Business Corporations Act* (Ontario) and who consent in writing to act as directors of the Acquiror (the "**Nominees**"), for appointment to the Acquiror Board, subject to the following:

(a)   Without contravening the *Business Corporations Act* (Ontario) or the Acquiror's articles and by-laws, upon the nomination of the Nominees by Clifford Starke, the Acquiror shall appoint such Nominees to the Acquiror Board, effective upon the occurrence of the Effective Time, and such Nominees shall comprise not less than two-nineths of the total size of the Acquiror Board.

(b)   Management of the Acquiror shall nominate the Nominees for election as directors of the Acquiror Board at the next annual meeting of shareholders of the Acquiror held after the Effective Time (and such Nominees shall comprise not less than two-sevenths of the total number of directors nominated by management for election to the Acquiror Board) and the Acquiror shall use its commercially reasonable efforts (subject to fiduciary obligations) to ensure that the Nominees are elected as directors.

(c)   The appointment or election of the Nominees to the Acquiror Board shall be subject to the prior approval of The Nasdaq Capital Market (the "**Nasdaq**"), if required, in accordance with the policies thereof (other than any policies or rules of the Nasdaq or of the Acquiror that establishes requirements for representation on the Acquiror Board on the basis of gender, cultural and/or ethnic diversity). It is acknowledged and understood by Clifford Starke that the Nominees may be required to submit certain forms prescribed by the Nasdaq together with any additional information as may be requested by the Nasdaq in connection with its review of the Nominees.

(d)   If any Nominee appointed or elected to the Acquiror Board pursuant to the foregoing provisions ceases to be a director prior to the next annual meeting of shareholders of the Acquiror held after the Effective Time for any reason whatsoever, then the Acquiror shall: (i) appoint a replacement Nominee specified in writing by Clifford Starke to the Acquiror Board as soon as reasonably practical, in the event such vacancy may be filled by appointment; or (ii) nominate a new Nominee specified in writing by Clifford Starke for election to the Acquiror Board at the next meeting of shareholders of the Acquiror at which directors are to be elected, in the event such vacancy is required by applicable law or the constating documents of the Acquiror to be filled by election by shareholders, in each case subject to the provisions of Section 3.1(c) hereof.

Section 3.2   Survival

This Article 3 shall survive the completion of the Arrangement.

ARTICLE 4.
NO FIDUCIARY DUTIES AS SHAREHOLDER

Notwithstanding any provision of this Agreement to the contrary, an individual Shareholder and an officer or director of any of the Shareholders that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer of the Company including without limitation, in responding in his or her capacity as a director of the Company to an Acquisition Proposal in the manner contemplated by Article 5 of the Arrangement Agreement.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES

Section 5.1   Representations and Warranties of the Shareholders

The Shareholders jointly and severally represent and warrant to the Acquiror as follows, and acknowledge that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement and that such representations and warranties will survive the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement for an indefinite period:

(a) **Capacity.** If the Shareholder is an individual, he or she is of the full age of majority and has all requisite legal capacity and competence to execute and deliver this Agreement and to observe and perform his or her covenants and obligations hereunder. If the Shareholder is a corporation, the Shareholder has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b) **Authorization.** If the Shareholder is a corporation, the execution, delivery and performance of this Agreement by the Shareholders have been duly authorized by its board of directors and no other internal approvals or proceedings on its part are necessary to authorize this Agreement.

(c) **Enforceable.** This Agreement has been duly executed and delivered by the Shareholders and constitutes each of their legal, valid and binding obligation, enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d) **Ownership of Shares.** Each of the Shareholders is the sole registered and beneficial owner of the Subject Securities as set forth opposite his, her or its name in Schedule "A". Each of the Shareholders is and will be, immediately prior to the Effective Date, the beneficial owner of its Subject Securities, with good and marketable title thereto free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, other than those restrictions set out in an escrow agreement delivered pursuant to the requirements of the TSXV to which the Shareholder is a party.

(e) **Exercise of control or direction.** Other than the Subject Securities, the Shareholders do not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of the Company.

(f) **No Breach.** Neither the execution and delivery of this Agreement by the Shareholders, nor the compliance by the Shareholders with any of the provisions hereof will:

(i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any term or provision of any constating or governing documents, by-laws or resolutions of any of the Shareholders, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which a Shareholder is a party or by which a Shareholder or any of its properties or assets (including the Subject Securities) may be bound; or

(ii) subject to compliance with any approval contemplated by the Arrangement Agreement and Laws, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholders or any of their respective properties or assets.

(g) **No Agreements.** No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except the Acquiror pursuant to this Agreement or the Arrangement Agreement.

(h) **Voting.** Each of the Shareholders has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i) **Consents.** No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Shareholders in connection with the execution, delivery or performance of this Agreement.

(j) **Legal Proceedings.** There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholders, threatened against the Shareholders or any judgment, decree or order against the Shareholders that would adversely affect in any manner the ability of the Shareholders to enter into this Agreement and to perform their obligations hereunder or the title of the Shareholders to any of the Subject Securities.

(k) **Reporting of Prior Trading Activity.** Where required pursuant to Canadian securities laws, all prior acquisitions, dispositions, trades or other hedging or monetization activities in shares or other securities of the Company undertaken prior to the date hereof by the Shareholders, affiliates of the Shareholders or parties acting jointly or in concert with the

Shareholders have been duly reported at www.sedi.ca in accordance with applicable Canadian securities laws and regulations.

(l) **Ownership of Entities.** Clifford Starke is the sole registered and beneficial owner of all of the issued and outstanding securities in each of: (i) BTF Investments Inc.; (ii) Hampstead Private Capital Ltd.; and (iii) YT Research Inc.

Section 5.2   Indemnity of Shareholders

The Shareholders hereby make in favour of the Acquiror the indemnity contained in Schedule "B" attached hereto (which forms an integral part of this Agreement), which shall survive the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement as provided in Schedule "B".

Section 5.3   Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholders as follows, and acknowledges that the Shareholders are relying upon such representations and warranties in entering into this Agreement that:

(a) **Capacity.** The Acquiror has the requisite corporate power and capacity to execute and deliver this Agreement and the Arrangement Agreement and to perform its obligations hereunder.

(b) **Authorization.** The execution, delivery and performance of this Agreement and the Arrangement Agreement by the Acquiror has been duly authorized by its board of directors and no other internal proceedings on its part are necessary to authorize this Agreement and the Arrangement Agreement.

(c) **Enforceable.** Each of this Agreement and the Arrangement Agreement has been duly executed and delivered by the Acquiror and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d) **No Breach**. Neither the execution and delivery of this Agreement or the Arrangement Agreement by the Acquiror nor the compliance by the Acquiror with any of the provisions hereof or thereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(i) its articles or by-laws (or other constating documents);

(ii) any resolution of its board of directors (or any committee thereof) or of its shareholders; or

(iii) any material Contract to which the Acquiror or any of its Subsidiaries is a party or by which any of them is bound or their respective properties or assets are bound.

(e) **Consents.** No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Acquiror in connection with the execution, delivery or performance of this Agreement or the Arrangement Agreement.

(f) **Legal Proceedings.** There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Acquiror, threatened against the Acquiror or any judgment, decree or order against the Acquiror that would adversely affect in any manner its ability to enter into this Agreement or the Arrangement Agreement and to perform its obligations hereunder.

ARTICLE 6.
TERMINATION

Section 6.1   Automatic Termination

This Agreement shall automatically terminate upon the valid termination of the Arrangement Agreement in accordance with the provisions of Section 7.2 of the Arrangement Agreement.

Section 6.2   Termination by the Shareholders or the Acquiror

This Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time, by the mutual agreement of the parties;

(b) by the Acquiror if (i) any of the Shareholders breach or are in default of any of the covenants or obligations of such Shareholder under this Agreement and such breach or such default has or may reasonably be expected to have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement, or (ii) any of the representations or warranties of any Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case that the Acquiror has notified the Shareholders in writing of any of the foregoing events and the same has not been cured by the Shareholders within ten days of the date such notice was received by the Shareholders;

(c) by the Shareholders if (i) the Acquiror breaches or is in default of any of the covenants or obligations of the Acquiror under this Agreement and such breach or such default has or may reasonably be expected to have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or (ii) any of the representations or warranties of the Acquiror under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, except to the extent any such failure to be true or correct would not have a material adverse effect on the Acquiror's ability to consummate the Arrangement; provided in each case that the Shareholders have notified the Acquiror in writing of any of the foregoing events and the same has not been cured by the Acquiror within ten days of the date such notice was received by the Acquiror; or

(d) by the Shareholders if, without the Shareholders' prior written consent, the Arrangement Agreement is amended in any material respect in such a manner that would be materially adverse to the interests of the Shareholders, including, without limitation, to provide for any decrease in the Consideration set out in the Arrangement Agreement otherwise than pursuant to adjustments provided for in the Arrangement Agreement.

Section 6.3   Effect of Termination

If this Agreement is terminated in accordance with this Article 6, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of a representation, warranty or covenant of this Agreement which occurred prior to such termination. The Shareholders shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event this Agreement is duly terminated in accordance with this Article 6.

ARTICLE 7.
GENERAL

Section 7.1   Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

Section 7.2   Incorporation of Schedules

Each of Schedule "A" and Schedule "B" attached hereto, for all purposes hereof, form an integral part of this Agreement.

Section 7.3   Further Assurances

The Shareholders and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement. Subject to the terms and conditions herein, the Shareholders and the Acquiror agree to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement and by the Arrangement Agreement.

Section 7.4   Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. Provided that the Shareholders have first been given a reasonable opportunity to review and comment on any such proposed disclosure, the Shareholders consent to the details of this Agreement being described in any information circular or press release prepared by the Company in connection with the Arrangement, in any take-over bid circular prepared by the Acquiror with respect to any offer to acquire securities of the Company and in any material change report prepared by the Company in connection with the execution and delivery of this Agreement and the Arrangement Agreement, and this Agreement being made publicly available, including by filing on SEDAR and EDGAR.

Section 7.5   Time

Any date, time or period referred to in this Agreement will be of the essence.

Section 7.6   Governing Law

This Agreement will be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein, and will be construed and treated in all respects as a British Columbia contract. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement.

Section 7.7   Entire Agreement

This Agreement and the Arrangement Agreement constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersede any prior agreement, representation or understanding with respect thereto.

Section 7.8   Amendments and Waivers

Each party hereto agrees and confirms that any provision of this Agreement may be amended modified, altered, supplemented or waived if, and only if, such amendment, modification, alteration, supplement or waiver is in writing and signed, in the case of an amendment, by all of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective, and no failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

Section 7.9   Severability

To the extent permitted by applicable Law, the parties waive any provision of applicable Law which renders any provision of this Agreement invalid or unenforceable in any respect. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.10   Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 7.11   Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by facsimile or other electronic transmission to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions).

The address for service for each of the Parties hereto shall be as follows:

(a) If to the Acquiror:

Flora Growth Corp.
3406 SW 26th Terrace, Suite C-1,
Fort Lauderdale, Florida
33312

Attention: Matthew Cohen
Email: *[Redacted]*

with a copy (which shall not constitute notice) to:

Wildeboer Dellelce LLP
Suite 800, 365 Bay Street
Toronto, Ontario
M5H 2V1

Attention: Michael Rennie
Email: *[Redacted]*

(b) If to the Shareholders:

Clifford Starke
c/o Gowling WLG LLP
1 First Canadian Place,
100 King Street West, Suite 1600
Toronto, Ontario M5X 1G5

Email: *[Redacted]*

with a copy (which shall not constitute notice) to:

Gowling WLG LLP
1 First Canadian Place,
100 King Street West, Suite 1600
Toronto, Ontario
M5X 1G5

Attention: Peter Simeon
Email: *[Redacted]*

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 7.11.

Section 7.12   Specific Performance and other Equitable Rights

(a)   The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by any of the Shareholders, on the one hand, or the Acquiror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Acquiror, on the one hand, or the Shareholders, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement.

(b)   The parties hereto further agree that (x) by seeking the remedies provided for in this Section 7.12, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 7.12 are not available or otherwise are not granted, and (y) nothing set forth in this Section 7.12 shall require any party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 7.12 prior or as a condition to exercising any termination right under Section 6.1 or Section 6.2 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party's right to terminate this Agreement in accordance with the terms of Section 6.1 or Section 6.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 7.13   Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred, provided that each party (the "**Breaching Party**") shall pay the reasonable fees and disbursements of legal counsel to another party (the "**Non-Breaching Party**") to the extent related to any proceedings brought by a Non-Breaching party to enforce this Agreement as a result of a breach of any provision of this Agreement by the Breaching Party and for which such proceeding was determined against the Breaching Party in a final, non-appealable judgment of a court of competent jurisdiction.

Section 7.14   Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement. Each of the Shareholders acknowledges that it (a) has read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions; and (b) is entering into this Agreement voluntarily.

Section 7.15   Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile, e-mail transmission of Adobe Acrobat files or other electronic means and all the counterparts and facsimile, e-mail or other electronic copies together constitute one and the same agreement, and such facsimile, e-mail or other electronic copies will be legally effective to create a valid and binding agreement between the parties.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

	)	
	)	
_____	)	*(signed) "Clifford Starke"* _____
Signature and Name of Witness		Name: **Clifford Starke**

BTF INVESTMENTS INC.

By: *(signed) "Clifford Starke"*_____
Name: Clifford Starke
Title:

HAMPSTEAD PRIVATE CAPITAL LTD.

By: *(signed) "Clifford Starke"*_____
Name: Clifford Starke
Title:

YT RESEARCH INC.

By: *(signed) "Clifford Starke"*_____
Name: Clifford Starke
Title:

FLORA GROWTH CORP.

By: *(signed) "Luis Merchan"*_____
Name: Luis Merchan
Title: Chief Executive Officer

SCHEDULE "A"

Owner	Number of Common Shares and Convertible Securities
Clifford Starke	1,104,965 Company Options
BTF Investments Inc.	2,307,693 Common Shares
Hampstead Private Capital Ltd.	20,641,000 Common Shares
YT Research Inc.	400,000 Common Shares

SCHEDULE "B"

INDEMNIFICATION OBLIGATIONS OF THE SHAREHOLDERS

1.1   Indemnification in Favour of the Acquiror Indemnitee

For the purposes of this Schedule "B", "**Losses**" means, with respect to any Person at the time of determination, any damage, injury, decline in value, lost opportunity, lost profit, liability, claim, action, deficiency, demand, settlement, order, award, payment, recovery, fine, penalty, insurance premium increase, tax, encumbrance, assessment, fee (including any legal fee, expert fee, accounting fee, or advisory fee), charge, disbursement, remediation, cost, interest, expense (including any cost of investigation, penalty, fee, disbursement of counsel or expense of any nature) or other loss suffered or incurred by such Person, including consequential damages (i.e., any loss or damage resulting from a breach of contract that does not directly and naturally result in the ordinary course of events but instead arises from special circumstances not ordinarily predictable or in the contemplation of the parties hereto as of the date of this Agreement) but excluding punitive damages (except to the extent that any such damages are part of any order against the Acquiror Indemnitee (as defined below) in connection with a Third-Party Claim (as defined below)).

For greater certainty, unless the context requires otherwise, any reference to "the Company" includes all of its Subsidiaries and affiliates, as applicable.

The Shareholders shall jointly and severally indemnify, defend, hold harmless and save each of the Company, the Acquiror and their respective affiliates, successors, shareholders, directors, officers, employees, agents, representatives and equityholders (collectively, the "**Acquiror Indemnitee**") harmless of and from and against any and all Losses, and shall pay for, any damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)   any Losses that are related to the ownership or the operation of the Company and the Canadian Subsidiaries, in each case prior to the closing of the Arrangement, that are unknown to the Acquiror and that: (i) have not been disclosed or accounted for in the Company Filings; or (ii) have not been disclosed in the Company Disclosure Letter, in each case as at the date of the Arrangement Agreement;

(b)   any Losses that may arise from amounts owed or that may become owed to *[Name of third party Redacted]*;

(c)   any Losses that may arise from amounts owed or that may become owed to *[Name of third party Redacted]*;

(d)   any Losses that may arise from amounts owed or that may become owed to *[Name of third party Redacted]*;

(e)   any Losses that may arise from amounts owed or that may become owed in connection with *[Description of matter Redacted]*;

(f)   any Losses that may arise from amounts owed or that may become owed to *[Name of third party Redacted]*;

(g)   any Losses that may arise from amounts owed or that become owed to *[Name of third party Redacted]*; and

(h)   any fraud, intentional misrepresentation, willful breach, or willful misconduct on the part of the Company or any Shareholder of any of the foregoing in connection with this Agreement or the Arrangement Agreement.

1.2   Limitations on Indemnification

(a)   The Shareholders shall only be obligated to make any payment for Losses for indemnification or otherwise with respect to the matters described in Section 1.1 up to a maximum amount of US$5,000,000 (the "**Indemnification Limit**").

(b)   The Indemnification Limit will not apply to, and the Shareholders shall be liable for all Losses with respect to any claims involving fraud or fraudulent or intentional misrepresentation.

(c)   The obligation of the Shareholders to make any payment for Losses or otherwise with respect to the matters described in Section 1.1 shall survive closing of the Arrangement and shall remain in full force and effect until the date that is one year from the Effective Date provided that any claims for indemnification under Section 1.1(b) or 1.1(h) as well as any claim involving fraud, fraudulent or intentional misrepresentation, willful breach, or willful misconduct shall survive indefinitely.

1.3   Indemnity Disbursements

Subject to the limitations on the indemnification obligations of Shareholders set forth in this Schedule "B", all indemnification payments required to be made to the Acquiror Indemnitee by the Shareholders will be made by the Shareholders by wire transfer, certified cheque or other form of immediately available funds, promptly, but not more than fifteen (15) business days after, the Shareholders become obligated (whether through mutual agreement between the Acquiror Indemnitee and the Shareholders, the full, final and conclusive settlement, or as a result of a final award or otherwise pursuant to this Schedule "B") to provide such indemnification payment(s).

1.4   Notification

(a)   If a Third Party Claim is instituted or asserted against the Acquiror Indemnitee, the Acquiror Indemnitee shall notify the Shareholders in writing of the Third Party Claim.

(a)   If the Acquiror Indemnitee becomes aware of a Direct Claim (as such term is defined in Section 1.5), the Acquiror Indemnitee shall notify the Shareholders in writing of the Direct Claim.

(b)   Notice to the Shareholders under this Section of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Shareholders under this Agreement. Upon receipt of such notice, the provisions of Section 1.6 will apply to any Third Party Claim and the provisions of Section 1.5 will apply to any Direct Claim.

(c)   The omission to notify the Shareholders shall not relieve the Shareholders from any obligation to indemnify the Acquiror Indemnitee, unless any such delay in giving or failure to give notice materially prejudices the defense of such claim or results in any material increase in liability which the Shareholders would otherwise have hereunder.

1.5   Direct Claims

For the purposes of this Schedule "B", "**Direct Claim**" means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles the Acquiror Indemnitee to make a claim for indemnification under this Agreement.

  (a) Following receipt of notice of a Direct Claim, the Shareholders have 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Acquiror Indemnitee shall make available to the Shareholders the information relied upon by the Acquiror Indemnitee to substantiate the Direct Claim, together with such other information as the Shareholders may reasonably request.

  (b) If the Shareholders dispute the validity or amount of the Direct Claim, the Shareholders shall provide written notice of the dispute to the Acquiror Indemnitee within the 60-day period specified in the paragraph above. The dispute notice must describe in reasonable detail the nature of the Shareholders' dispute. During the 60-day period immediately following receipt of a dispute notice by the Acquiror Indemnitee, the Shareholders and the Acquiror Indemnitee shall attempt in good faith to resolve the dispute. If the Shareholders and the Acquiror Indemnitee fail to resolve the dispute within that 60-day period, the Acquiror Indemnitee is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Shareholders fail to respond in writing to the Direct Claim within the 60-day period specified in the paragraph above, the Shareholders are deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay in full the amount of the Direct Claim to the Acquiror Indemnitee pursuant to Section 1.3.

1.6   Third Party Claims

For the purposes of this Schedule "B", "**Third Party Claim**" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against the Acquiror Indemnitee which entitles the Acquiror Indemnitee to make a claim for indemnification under this Agreement.

  (a) Subject to the terms of this Section, upon receiving notice of a Third Party Claim, the Shareholders may participate in the investigation and defense of the Third Party Claim. The Shareholders shall cooperate on a timely basis with the Acquiror Indemnitee in the defense of any Third Party Claim, as the Acquiror Indemnitee shall reasonably request.

  (b) The Acquiror Indemnitee has the right (but not the obligation) to undertake the defense of the Third Party Claim. The Acquiror Indemnitee may compromise and settle the Third Party claim but the Shareholders shall not be bound by any compromise or settlement of the Third Party Claim effected without their consent (which consent may not be unreasonably withheld or delayed). The Acquiror Indemnitee agrees to keep the Shareholders fully informed of the status of any Third Party Claim and any related proceedings.

1.7   **Fraud and Other Remedies**

The rights and remedies of the Acquiror Indemnitee under this Schedule "B" are cumulative and are without prejudice and in addition to any rights or remedies the Acquiror Indemnitee may have at law or in equity. In addition, nothing in this Schedule "B", limits or restricts in any way any remedies available, or Losses payable, for claims involving fraud or fraudulent misrepresentation.

1.8   **Reductions and Subrogation**

If the amount of any Losses incurred by the Acquiror Indemnitee is reduced by any recovery or settlement pursuant to any insurance coverage, the amount of such reduction (less any costs, expenses, deductibles or premiums incurred in connection therewith), shall promptly be repaid to the Shareholders upon receipt by the Acquiror Indemnitee of the full payment of such amount. If any Loss can be reduced by any recovery or settlement pursuant to any insurance coverage, the Acquiror Indemnitee shall take all commercially reasonable steps to obtain such insurance recovery or settlement, and all cost of such enforcement incurred by such Acquiror Indemnitee shall be borne by the Shareholders.

1.9   **One Recovery**

The Acquiror Indemnitee shall not be entitled to double recovery for any Losses even though they may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the Shareholders pursuant to this Agreement or this Schedule "B".